UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 12

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUSTA RESOURCE CORPORATION

(Name of Subject Company (Issuer))

HUDBAY MINERALS INC.

(Names of Filing Persons (Offeror))

Common Shares
(Title of Class of Securities)

050912203

(CUSIP Number of Class of Securities)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley, Esq.

Vice President, Legal and Corporate Secretary

(416) 362-2576
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kari MacKay, Esq.
Mark L. Mandel, Esq.	Goodmans LLP
Milbank, Tweed, Hadley & McCloy LLP	Bay Adelaide Centre
One Chase Manhattan Plaza	333 Bay Street, Suite 3400
New York, NY 10005-1413	Toronto, ON M5H 2S7
(212) 530-5026	(416) 979-2211

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
$238,887,478.07	$30,768.71

*                 Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.795, which is the average of high and low sale prices of the common shares of Augusta Resource Corporation as reported on the NYSE MKT on February 5, 2014, and (ii) 133,084,946 Common Shares in the aggregate that may be received by Hudbay Minerals Inc. or cancelled in the transaction described herein.

**          The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,768.71
Form or Registration No:	Form F-10
Filing Party:	HudBay Minerals Inc.
Date Filed:	February 11, 2014

☐            Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐            ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐            GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐            AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 12 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2014 (the “Schedule TO”), by HudBay Minerals Inc., a corporation organized under and governed by the laws of Canada (“Hudbay”) relating to the offer to purchase (the “Offer”) by Hudbay for all of the issued and outstanding common shares (the “Augusta Shares”) of Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta”), other than any Augusta Shares held directly or indirectly by Hudbay and its affiliates, including any Augusta Shares that may become issued and outstanding upon the exercise, exchange or conversion of any options or any other rights to acquire Augusta Shares after the date of the Offer but prior to the expiry time of the Offer, together with the associated rights issued under Augusta’s shareholder rights plan, for consideration per Augusta Share of 0.315 of a common share of Hudbay.

Hudbay has also filed a registration statement on Form F-10 with the SEC relating to the common shares it proposes to issue to Augusta shareholders in connection with the Offer that includes the Offer and Circular as a prospectus, and also has filed all other tender offer documents required under applicable Canadian and United States securities regulations.

The information set forth in the Offer and Circular (as previously amended, the “Original Offer and Circular”), the Letter of Transmittal and the Notice of Guaranteed Delivery, each as previously amended, filed, respectively, as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to the Schedule TO, and in the Notice of Variation and Extension dated March 31, 2014 filed herewith as Exhibit (a)(1)(xxix) to the Schedule TO, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

GENERAL.

The second sentence of the first complete paragraph on the inside front cover of the Original Offer and Circular is hereby deleted and replaced by the following:

“If the Shareholder Rights Plan (or any such other plan) has not otherwise been waived, terminated or invalidated, the Offeror intends to submit an application to the British Columbia Securities Commission to cease trade the Shareholder Rights Plan prior to May 5, 2014.”

The definition of “Expiry Date” on page 80 of the Original Offer and Circular is hereby deleted and replaced by the following:

‘“Expiry Date’ means May 5, 2014 or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, ‘Extension, Variation or Change of the Offer’:”

In addition, all references to “5:00 p.m. (Toronto Time) on April 2, 2014” in the Original Offer and Circular are amended to refer to “5:00 p.m. (Toronto Time) on May 5, 2014”.

ITEM 4. TERMS OF THE TRANSACTION.

The following sentence is hereby added after the first sentence of the second paragraph under “Shareholder Rights Plan — The Offer” on page 35 of the Original Offer and Circular:

“If the Shareholder Rights Plan (or any such other plan) has not otherwise been waived, terminated or invalidated, the Offeror intends to submit an application to the British Columbia Securities Commission to cease trade the Shareholder Rights Plan prior to May 5, 2014.”

ITEM 10. FINANCIAL STATEMENTS.

The third paragraph under the heading “Summary of the Offeror’s Historical and Pro Forma Financial Information” on page 36 of the Original Offer and Circular is hereby deleted and replaced by the following:

“The summary unaudited pro forma consolidated financial information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of the Offeror and the accompanying notes thereto included as Schedules “B”, “D” and “E” to this Offer and Circular. The summary unaudited pro forma consolidated financial information for the Offeror gives effect to the proposed acquisition of Augusta as if it had occurred as at September 30, 2013, for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2012 for the purposes of the pro forma consolidated statements of earnings for the year ended December 31, 2012 and the nine months ended September 30, 2013. Because the minimum tender condition has been waived by the Offeror, it is possible that the Offeror will not acquire the number of Augusta Shares pursuant to the Offer that would permit it to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, particularly if the Offeror acquires such number of Augusta Shares that, together with the Augusta Shares directly or indirectly held by the Offeror and its affiliates, represents less than 66 2/3 % of total Augusta Shares on a fully diluted basis pursuant to the Offer. If the number of Augusta Shares the Offeror takes up and pays for under the Offer is not sufficient to permit a Compulsory Acquisition or Subsequent Acquisition Transaction, Augusta may continue as a separate, public company following the completion of the Offer with shareholders other than the Offeror. Therefore, in addition to the pro forma financial statements reflecting the acquisition of all of the issued and outstanding Augusta Shares, which can be found in Schedule “B” to the Offer and Circular, pro forma financial statements have been included to show the pro forma effect of the acquisition by the Offeror of 33% and 51% of the issued and outstanding Augusta Shares (including Augusta Shares held by the Offeror and its affiliates prior to the commencement of the Offer) and are attached as Schedules “D” and “E”, respectively, to the Offer and Circular. These acquisition amounts have been selected for illustrative purposes only, and there can be no assurance that the Offeror will acquire Augusta Shares in these amounts, or any specified amounts, in the Offer.

In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Offer will differ from the pro forma information presented below. Pro forma adjustments have been made to account for significant accounting policy differences identified as of the date of this Offer and Circular. The review undertaken by the Offeror was to identify significant accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting policy differences may be identified after the consummation of the proposed transaction. Any potential synergies that may be realized after consummation of the proposed transaction have been excluded from the unaudited pro forma consolidated financial statements.”

That certain table “Summary of Unaudited Pro Forma Consolidated Financial Information of the Offeror” on page 38 of the Original Offer and Circular is hereby deleted and replaced by the following:

Summary of Unaudited Pro Forma Consolidated Financial Information of the Offeror
(in millions of $ except per share information)

	Nine months ended	Year ended	Nine months ended	Year ended	Nine months ended	Year ended
	Sept. 30	Dec. 31	Sept. 30	Dec. 31	Sept. 30	Dec. 31
	2013	2012	2013	2012	2013	2012
	100%	100%	33%	33%	51%	51%
Certain Income Statement Data
Revenue	380.7	702.6	380.7	702.6	380.7	702.6
Gross Profit	65.7	197.6	65.7	197.6	65.7	197.6
Results from operating activities	1.4	97.5	8.2	105.5	1.4	97.5
(Loss) profit for the period/year	(53.6)	(4.7)	(49.7)	2.2	(53.6)	(4.7)
(Loss) profit attributable to owners of the Company	(51.7)	(2.0)	(47.8)	4.9	(48.8)	2.8
(Loss) profit per share (basic and diluted)(1)	(0.24)	(0.01)	(0.27)	0.03	(0.26)	0.01
Ratio of earnings to fixed charges	(12.4)	5.2	(10.3)	5.5	(11.0)	5.5

Certain Balance Sheet Data
Cash and cash equivalents	772.9		779.5		772.9
Property, plant and equipment	3,031.0		2,359.3		3,041.3
Current assets	1,062.6		1,057.5		1,062.6
Non-current assets	3,253.5		2,709.5		3,263.8
Total assets	4,316.1		3,767.0		4,326.4
Current liabilities	411.6		309.2		411.6
Long-term debt	657.4		654.8		657.4
Equity	2,015.1		1,723.1		2,021.3
Total liabilities and equity	4,316.1		3,767.0		4,326.4
Book value per share	9.5		9.6		10.7

(1)    Attributable to owners.

The final sentence on page 38 of the Original Offer and Circular is hereby deleted and replaced by the following:

“The following table sets forth the number of currently outstanding Hudbay Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions, including the acquisition by the Offeror of all of the issued and outstanding Augusta Shares.”

The first paragraph under the heading “Consolidated Capitalization” on page 39 of the Original Offer and Circular is hereby deleted and replaced by the following:

“As at the date hereof, there have been no material changes in the Hudbay Share or loan capitalization of the Offeror since September 30, 2013, other than: (i) the issuance of US$100 million aggregate principal amount of the Offeror’s 9.50% senior unsecured notes on December 9, 2013 (the “December 2013 Notes”); (ii) the issuance of 20,930,000 Hudbay Shares pursuant to an equity offering (the “Equity Offering”) and (iii) the draw down of approximately $56.5 million pursuant to the equipment financing facility the Offeror has entered into with Cat Financial (the “Equipment Financing Loan”). The following table sets forth the consolidated capitalization of the Company: (i) as at September 30, 2013; (ii) as at September 30, 2013 after giving effect to the December 2013 Notes, the Equity Offering and the Equipment Financing Loan and before giving effect to the Offer; (iii) as at September 30, 2013 after giving effect to the December 2013 Notes, the Equity Offering, the Equipment Financing Loan and the acquisition in the Offer of all of the issued and outstanding Augusta Shares; (iv) as at September 30, 2013 after giving effect to the December 2013 Notes, the Equity Offering, the Equipment Financing Loan and the acquisition in the Offer of 33% of the issued and outstanding Augusta Shares (including Augusta Shares held by the Offeror and its affiliates prior to the commencement of the Offer); and (v) as at September 30, 2013 after giving effect to the December 2013 Notes, the Equity Offering, the Equipment Financing Loan and the acquisition in the Offer of 51% of the issued and outstanding Augusta Shares (including Augusta Shares held by the Offeror and its affiliates prior to the commencement of the Offer).”

That certain table “Consolidated Capitalization” on page 39 of the Original Offer and Circular is hereby deleted and replaced by the following:

	As at September 30, 2013
		After giving effect to December 2013 Notes, the Equity Offering and the Equipment Financing Loan before giving effect to the		After giving effect to December 2013 Notes, the Equity Offering, the Equipment Financing Loan and the Offer(7)		After giving effect to December 2013 Notes, the Equity Offering, the Equipment Financing Loan and the Offer(8)	After giving effect to December 2013 Notes, the Equity Offering, the Equipment Financing Loan and the Offer(9)
	Actual	Offer		100%		33%	51%
	(Dollar amount in thousands)
Cash and cash equivalents(1)	$792,487	$1,058,052	(2)(3)	$1,038,486	(2)(3)	$1,045,052	(2)(3)	$1,038,486	(2)(3)
Debt (including current maturities):
Existing Credit Facilities(4)	—	—		—		—	—
Other secured debt(5)	—	$58,202		$58,202		$58,202	$58,202
Total secured debt	—	—		—		—	—
Total senior unsecured debt	$654,827	$654,827		$654,827		$654,827	$654,827
Principal amount of December 2013 Notes(1)(2)	—	$99,961		$99,961		$99,961	$99,961
Long-term debt incurred in Offer (including current portion)	—	—		$96,058	(6)	—	$96,058		(6)
Total debt(5)	$654,827	$812,990		$909,048	(6)	$812,990	$909,048		(6)
Equity:
Equity	$1,641,784	$1,641,784		$1,641,784		$1,641,784	$1,641,784
Equity Offering(3)	—	$165,604		$165,604		$165,604	$165,604
Shares issued pursuant to the Offer	—	—		$372,601		$74,256	$156,571
Total equity	$1,641,784	$1,807,388		$2,179,989		$1,881,644	$1,963,959
Total capitalization(1)	$2,296,611	$2,620,378		$3,089,037		$2,694,634	$2,873,007

(1)             Reflects the United States dollar/Canadian dollar closing exchange rate as reported by the Bank of Canada as at September 30, 2013.

(2)             Reflects net proceeds from the offering of the December 2013 Notes of $99,961.

(3)             Reflects net proceeds from the Equity Offering of $165,604.

(4)             As of September 30, 2013, there were no borrowings outstanding under the Credit Facility. As of September 30, 2013, the Offeror had commitments available to be borrowed under its credit facility of US$72 million (based on the maximum availability, equal to the lesser of US$100 million and a borrowing base related to accounts receivable and inventory of the Manitoba business unit); however, borrowing capacity was reduced by $64.1 million of letters of credit outstanding on such date.

(5)             Does not include available credit facilities, including the undrawn portion of the equipment financing facility for the Constancia mobile fleet which the Offeror has entered into with Cat Financial. The equipment financing facility will be used to finance the purchase of up to approximately US$130 million of equipment.

(6)             On December 16, 2013, Augusta announced that it had closed an additional loan facility for US$26.6 million (the “Expanded Loan”) and had drawn down the first tranche of US$3.5 million. In connection with the Expanded Loan, Augusta paid an arrangement fee of US$1,120,000 and issued a total of 3.3 million Warrants to the lender with an exercise price of US$2.12 per share, subject to amendment if certain conditions are not met. The Warrants expire on December 12, 2016.

(7)             Refer to the unaudited pro forma consolidated financial statements of the Offeror for the nine months ended September 30, 2013 attached as Schedule “B” to this Offer and Circular for details regarding the assumptions used to calculate the effect of the Offer.

(8)             Refer to the unaudited pro forma consolidated financial statements of the Offeror for the nine months ended September 30, 2013 attached as Schedule “D” to this Offer and Circular for details regarding the assumptions used to calculate the effect of the Offer.

(9)             Refer to the unaudited pro forma consolidated financial statements of the Offeror for the nine months ended September 30, 2013 attached as Schedule “E” to this Offer and Circular for details regarding the assumptions used to calculate the effect of the Offer.

The following is added as Schedules “D” and “E” to the Original Offer and Circular:

SCHEDULE D

UNAUDITED PRO FORMA FINANCIAL STATEMENT

Hudbay Minerals Inc.

Pro Forma Consolidated Financial Statements

(Unaudited)

September 30, 2013

(expressed in thousands of Canadian dollars)

Hudbay Minerals Inc.

Pro Forma Consolidated Balance Sheet

(Unaudited) As at September 30, 2013

(expressed in thousands of Canadian dollars)

	Hudbay	Adjustments		Pro forma consolidated
	$	$	Note 4	$

Assets

Current assets
Cash and cash equivalents	792,487	(13,000)	(b)	779,487
Trade and other receivables	120,842	—		120,842
Inventories	56,360	—		56,360
Prepaid expenses and other current assets	60,796	—		60,796
Other financial assets	175	—		175
Taxes receivable	39,884	—		39,884

Total current assets	1,070,544	(13,000)		1,057,544

Receivables	49,587	—		49,587
Inventories	6,579	—		6,579
Prepaid expenses	624	—		624
Investment in Augusta	—	142,532	(a),(b)	142,532
Other financial assets	86,786	(48,192)	(d)	38,594
Intangible assets - computer software	13,278	—		13,278
Property, plant and equipment	2,359,330	—		2,359,330
Goodwill	69,138	—		69,138
Deferred tax assets	29,800	—		29,800

Total assets	3,685,666	81,340		3,767,006

Liabilities

Current liabilities
Trade and other payables	186,300	—		186,300
Taxes payable	128	—		128
Other liabilities	41,985	—		41,985
Other financial liabilities	14,275	—		14,275
Deferred revenue	66,542	—		66,542

Total current liabilities	309,230	—		309,230

Other financial liabilities	23,333	—		23,333
Long-term debt	654,827	—		654,827
Deferred revenue	475,122	—		475,122
Provisions	144,349	—		144,349
Pension obligations	34,603	—		34,603
Other employee benefits	142,643	—		142,643
Deferred tax liabilities	259,775	—		259,775

Total liabilities	2,043,882	—		2,043,882

Shareholders’ Equity

Share capital (note 5)	1,021,088	74,256	(a)	1,095,344
Reserves	2,308	(20,865)	(d)	(18,557)
Retained earnings (deficit)	620,472	27,949	(b),(c)	648,421

Total equity attributable to controlling shareholders	1,643,868	81,340		1,725,208

Non-controlling interests	(2,084)	—		(2,084)

Total equity	1,641,784	81,340		1,723,124

Total liabilities and shareholders’ equity	3,685,666	81,340		3,767,006

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Pro Forma Consolidated Statement of Income

(Unaudited) For the nine months ended September 30, 2013

(expressed in thousands of Canadian dollars)

	Hudbay	Adjustments		Pro forma consolidated
	$	$	Note 4	$

Revenue	380,720	—		380,720

Cost of sales
Mining operating costs	260,212	—		260,212
Depreciation and amortization	54,826	—		54,826

	315,038	—		315,038

Gross profit (loss)	65,682	—		65,682

Selling and administrative expenses	29,919	—		29,919

Exploration and evaluation	22,082	—		22,082

Other operating income	(417)	—		(417)

Other operating expenses	5,871	—		5,871

Results from operating activities (Note 1)	8,227	—		8,227

Finance income	(2,870)	—		(2,870)

Finance expenses	7,144	—		7,144

Other finance losses	26,263	—		26,263

	30,537	—		30,537
Share of investment in Augusta	—	(1,941)	(e)	(1,941)

Loss before tax	(22,310)	(1,941)		(24,251)

Tax expense (recovery)	25,484	—		25,484

Loss for the period	(47,794)	(1,941)		(49,735)

Attributable to
Owners of the Company	(45,854)	(1,941)		(47,795)
Non-controlling interests	(1,940)	—		(1,940)

Loss for the period	(47,794)	(1,941)		(49,735)

Loss per share attributable to owners of the company
Basic and diluted (note 6)	(0.27)			(0.27)

Weighted average shares outstanding (thousands) (note 6)	172,038			179,938

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Pro Forma Consolidated Statement of Income

(Unaudited) For the year ended December 31, 2012

(expressed in thousands of Canadian dollars)

	Hudbay	Adjustments		Pro forma consolidated
	$	$	Note 4	$

Revenue	702,550	—		702,550

Cost of sales
Mining operating costs	429,155	—		429,155
Depreciation and amortization	75,801	—		75,801

	504,956	—		504,956

Gross profit (loss)	197,594	—		197,594

Selling and administrative expenses	39,516	—		39,516

Exploration and evaluation	43,572	—		43,572

Other operating income	(2,316)	—		(2,316)

Other operating expenses	11,332	—		11,332

Results from operating activities (Note 1)	105,490	—		105,490

Finance income	(6,217)	—		(6,217)

Finance expenses	14,858	—		14,858

Other finance losses (gains)	44,700	(26,617)	(d)	18,083

	53,341	(26,617)		26,724
Share of investment in Augusta	—	(3,238)	(e)	(3,238)

Profit before tax	52,149	23,379		75,528

Tax expense	73,319	—		73,319

Profit/(Loss) for the year	(21,170)	23,379		2,209

Attributable to
Owners of the Company	(18,507)	23,379		4,872
Non-controlling interests	(2,663)	—		(2,663)

Profit/(Loss) for the year	(21,170)	23,379		2,209

Earnings/(Loss) per share attributable to owners of the company
Basic (note 6)	(0.11)			0.03
Diluted (note 6)	(0.11)			0.03

Weighted average shares outstanding (thousands) (note 6)	171,961			179,861

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

1                      Basis of presentation

The unaudited pro forma consolidated balance sheet of Hudbay Minerals Inc. (the “Company” or “Hudbay”) as at September 30, 2013 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2013 and for the year ended December 31, 2012 have been derived by management based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), for illustrative purposes only, after giving effect to the acquisition of a 33% interest in the share capital of Augusta Resource Corporation (“Augusta”), including common shares the Company owned prior to the Take-over Bid Circular, by the Company (note 3). Adjustments applied are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Terms not otherwise defined herein have the meanings given thereto in the Take-over Bid Circular of the Company or Augusta dated February 10, 2014.

These unaudited pro forma consolidated financial statements have been compiled as follows:

a)                  an unaudited pro forma consolidated balance sheet giving effect to the transaction described in note 3, as if the transaction occurred on September 30, 2013 based on:

•                      the unaudited condensed consolidated interim balance sheet of the Company as at September 30, 2013; and

•                      information derived from the unaudited condensed consolidated interim statement of financial position of Augusta as at September 30, 2013.

b)                  an unaudited pro forma consolidated income statement for the nine months ended September 30, 2013, which assumes the transaction occurred as of January 1, 2012, based on:

•                      the unaudited condensed consolidated interim income statement of the Company for the nine months ended September 30, 2013; and,

•                      information derived from the unaudited condensed consolidated interim statement of comprehensive loss of Augusta for the nine months ended September 30, 2013.

c)                   an unaudited pro forma consolidated income statement for the year ended December 31, 2012, which assumes the transaction occurred as of January 1, 2012, based on:

•                      the audited consolidated income statement of the Company for the year ended December 31, 2012; and

•                      information derived from the audited consolidated statement of comprehensive profit (loss) of Augusta for the year ended December 31, 2012.

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in notes 3 and 4 in accordance with IFRS, applied on a basis consistent with the Company’s accounting policies. The unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that might be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and Augusta.

Augusta’s financial statements are presented in United States dollars. For the purposes of these unaudited pro forma consolidated financial statements, any financial information of Augusta has been translated into Canadian dollars at the following rates:

•                       September 30, 2013 balance sheet at the exchange rate of $1.0303;

•                       December 31, 2012 income statement at the average rate for the year of $0.9994; and

•                       September 30, 2013 income statement at the average rate for the period of $1.0236.

All foreign exchange rates have been obtained from the Bank of Canada website. Unless where otherwise noted, these unaudited pro forma consolidated financial statements and their accompanying notes are presented in Canadian dollars.

Prior to the transaction described in Note 3, the Company owned 23,058,585 shares of Augusta which were recorded on the unaudited condensed interim balance sheet of the Company at September 30, 2013 at a fair value of $48,192 (cost of $69,058).

The Company assumes they will have significant influence over Augusta subsequent to the transaction.  The allocation of the preliminary purchase price to reflect the fair values of the identifiable net assets is based on management’s estimate of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma consolidated balance sheet may be subject to change. The final purchase price allocations may differ materially from the allocations included herein.

2                      Summary of significant accounting policies

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies, as set out in the audited consolidated financial statements of the Company as at December 31, 2012. Management has determined, based on their initial assessment, that certain adjustments may be necessary to conform Augusta’s audited consolidated financial statements to the accounting policies used by the Company in the preparation of its audited consolidated financial statements:

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

a)                  Stock based compensation — Augusta capitalizes stock based compensation related to personnel that service their development project to development costs. Hudbay expenses similar charges to various income statement accounts. The amount of the cumulative impact is unknown at the current time.

b)                  Deposits and prepayments on long-lead equipment - Augusta presents this as a separate financial statement line item. Hudbay groups these assets within prepaid expenses. An amount of $12,000 has been reclassified to conform to Hudbay policies.

3                      The transaction

Proposed transaction

These pro forma financial statements have been prepared on the basis consistent with the terms of the Take-over Bid Circular, but under the assumption that Hudbay acquires 33% of the issued and outstanding common shares of Augusta, including any Augusta Shares held directly or indirectly by Hudbay and its affiliates prior to the Take-over Bid Circular.

The transaction will be accounted for as an investment in associate under the equity method.  A summary of the allocation of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

$

Preliminary purchase price
Hudbay share consideration (note 4(a))	74,256
Fair value of Augusta shares previously held by Hudbay (note 4(c))	68,276

Investment in Augusta	142,532

The final purchase price and the Company’s share of the Augusta’s fair value of the identifiable net assets acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the purchase price, including share consideration, and the fair values of net assets will vary from those shown above. These differences may be material.

4                      Pro forma assumptions and adjustments

The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the acquisition of 33% of the issued and outstanding common shares of Augusta as described in note 3 as if the transactions had occurred on January 1, 2012 for statement of income items and September 30, 2013 for balance sheet items.  Assumptions relating to the share price of Hudbay or Augusta have used the date of February 7, 2014 which represents the last trading day before February 10, 2014.

a)                  An adjustment to reflect the issuance of 7,899,596 Hudbay shares in exchange for 25,078,082 common shares of Augusta representing a share exchange ratio of 0.315 Hudbay shares to 1 Augusta share and an

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

adjustment to recognize the related investment in Augusta. The closing price of Augusta shares on February 7, 2014 was $2.51.  Future movements in share prices may impact the share numbers disclosed within.

b)                  An adjustment to reflect the transaction costs of $13,000 in professional fees.

c)                   An adjustment to re-measure the fair value of the Company’s existing investment in Augusta held prior to investment becoming an associate. This investment is designated as an available-for-sale investment by Hudbay, carried at fair value and all fair value changes are recognized in other comprehensive income (OCI), except for declines in values which are significant or prolonged which are recognized in the statement of loss.

d)                  An adjustment to eliminate the Company’s existing investment in Augusta as at September 30, 2013 and an adjustment to eliminate the related accumulated fair value gains (losses) in reserves. Correspondingly, recognized fair value changes in the statement of income are eliminated for the nine months ended September 30, 2013 and the year ended December 31, 2012 of $nil and $26,617, respectively.

e)                   An adjustment to recognize Hudbay’s share of investment in Augusta.

5                      Pro forma share capital

	September 30, 2013		December 31, 2012
	Number of shares		Number of shares
	(000s)		$(000s)	$

Hudbay’s common shares outstanding	172,078	1,021,088	171,984	1,020,458
Hudbay’s common shares issued under the proposed transaction (note 4(a))	7,900	74,256	7,900	74,256

Pro forma share capital	179,978	1,095,344	179,884	1,094,714

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

6                      Pro forma earnings/(loss) per share

For the purposes of the unaudited pro forma consolidated financial statements, the earnings/(loss) per share has been calculated using the weighted average number of shares which would have been outstanding as at the period end, after giving effect to the transaction described in notes 3 and 4 as if it had occurred on January 1, 2012.

	September 30, 2013	December 31, 2012
	$	$

Actual weighted average number of Hudbay shares outstanding (thousands)	172,038	171,961
Assumed number of Hudbay shares issued to Augusta shareholders (note 4(a)) (thousands)	7,900	7,900

Pro forma weighted average number of Hudbay shares outstanding — Basic (thousands)	179,938	179,861
Actual number of Hudbay dilutive securities (thousands)	219	275
Pro forma weighted average number of Hudbay shares outstanding — Diluted (thousands)	180,157	180,136

Pro forma profit/(loss) attributable to owners of the Company	(47,795)	4,872
Pro forma earnings/(loss) per share - basic	(0.27)	0.03
Pro forma earnings/(loss) per share - diluted	(0.27)	0.03

SCHEDULE E

UNAUDITED PRO FORMA FINANCIAL STATEMENT

Hudbay Minerals Inc.

Pro Forma Consolidated Financial Statements

(Unaudited)

September 30, 2013

(expressed in thousands of Canadian dollars)

Hudbay Minerals Inc.

Pro Forma Consolidated Balance Sheet

(Unaudited) As at September 30, 2013

(expressed in thousands of Canadian dollars)

	Hudbay	Augusta	Adjustments		Pro forma consolidated
	$	$	$	Note 4	$
		(Note 1)

Assets

Current assets
Cash and cash equivalents	792,487	772	(20,338)	(b), (f)	772,921
Trade and other receivables	120,842	7,366	—		128,208
Inventories	56,360	—	—		56,360
Prepaid expenses and other current assets	60,796	4,085	—		64,881
Other financial assets	175	154	—		329
Taxes receivable	39,884	—	—		39,884

Total current assets	1,070,544	12,377	(20,338)		1,062,583

Receivables	49,587	—	—		49,587
Inventories	6,579	—	—		6,579
Prepaid expenses	624	12,025	—		12,649
Other financial assets	86,786	1,422	(48,192)	(g), (h)	40,016
Intangible assets - computer software	13,278	1,459	—		14,737
Property, plant and equipment	2,359,330	296,657	385,327	(d)	3,041,314
Goodwill	69,138	—	—		69,138
Deferred tax assets	29,800	—	—		29,800

Total assets	3,685,666	323,940	316,797		4,326,403

Liabilities

Current liabilities
Trade and other payables	186,300	5,946	—		192,246
Taxes payable	128	—	—		128
Other liabilities	41,985	2,886	—		44,871
Other financial liabilities	14,275	93,510	—		107,785
Deferred revenue	66,542	—	—		66,542

Total current liabilities	309,230	102,342	—		411,572

Other financial liabilities	23,333	795	—		24,128
Long-term debt	654,827	2,548	—	(c), (e)	657,375
Deferred revenue	475,122	—	—		475,122
Provisions	144,349	—	—		144,349
Pension obligations	34,603	—	—		34,603
Other employee benefits	142,643	—	—		142,643
Deferred tax liabilities	259,775	2,932	152,590	(d)	415,297

Total liabilities	2,043,882	108,617	152,590		2,305,089

Shareholders’ Equity

Share capital (note 5)	1,021,088	227,392	(70,821)	(a), (f), (j)	1,177,659
Reserves	2,308	28,543	(28,682)	(a), (g), (h), (i)	2,169
Retained earnings (deficit)	620,472	(40,612)	41,477	(a), (b), (h), (j)	621,337

Total equity attributable to controlling shareholders	1,643,868	215,323	(58,026)		1,801,165

Non-controlling interests	(2,084)	—	222,233	(a)	220,149

Total equity	1,641,784	215,323	164,207		2,021,314

Total liabilities and shareholders’ equity	3,685,666	323,940	316,797		4,326,403

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Pro Forma Consolidated Statement of Income

(Unaudited) For the nine months ended September 30, 2013

(expressed in thousands of Canadian dollars)

	Hudbay	Augusta	Adjustments		Pro forma consolidated
	$	$	$	Note 4	$
		(Note 1)

Revenue	380,720	—	—		380,720

Cost of sales
Mining operating costs	260,212	—	—		260,212
Depreciation and amortization	54,826	—	—		54,826

	315,038	—	—		315,038

Gross profit (loss)	65,682	—	—		65,682

Selling and administrative expenses	29,919	5,442	—		35,361

Exploration and evaluation	22,082	1,342	—		23,424

Other operating income	(417)	—	—		(417)

Other operating expenses	5,871	—	—		5,871

Results from operating activities (Note 1)	8,227	(6,784)	—		1,443

Finance income	(2,870)	(821)	—		(3,691)

Finance expenses	7,144	71	—		7,215

Other finance losses	26,263	476	—		26,739

	30,537	(274)	—		30,263

Loss before tax	(22,310)	(6,510)	—		(28,820)

Tax expense (recovery)	25,484	(686)	—		24,798

Loss for the period	(47,794)	(5,824)	—		(53,618)

Attributable to
Owners of the Company	(45,854)	(5,824)	2,854	(a)	(48,824)
Non-controlling interests	(1,940)	—	(2,854)	(a)	(4,794)

Loss for the period	(47,794)	(5,824)	—		(53,618)

Loss per share attributable to owners of the company
Basic and diluted (note 6)	(0.27)				(0.26)

Weighted average shares outstanding (thousands) (note 6)	172,038				188,694

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Pro Forma Consolidated Statement of Income

(Unaudited) For the year ended December 31, 2012

(expressed in thousands of Canadian dollars)

	Hudbay	Augusta	Adjustments		Pro forma consolidated
	$	$	$	Note 4	$
		(Note 1)

Revenue	702,550	—	—		702,550

Cost of sales
Mining operating costs	429,155	—	—		429,155
Depreciation and amortization	75,801	—	—		75,801

	504,956	—	—		504,956

Gross profit (loss)	197,594	—	—		197,594

Selling and administrative expenses	39,516	6,739	—		46,255

Exploration and evaluation	43,572	1,213	—		44,785

Other operating income	(2,316)	—	—		(2,316)

Other operating expenses	11,332	—	—		11,332

Results from operating activities (Note 1)	105,490	(7,952)	—		97,538

Finance income	(6,217)	(657)	—		(6,874)

Finance expenses	14,858	18	—		14,876

Other finance losses (gains)	44,700	96	(26,227)	(h)	18,569

	53,341	(543)	(26,227)		26,571

Profit/(loss) before tax	52,149	(7,409)	26,227		70,967

Tax expense	73,319	2,304	—		75,623

Loss for the year	(21,170)	(9,713)	26,227		(4,656)

Attributable to
Owners of the Company	(18,507)	(9,713)	30,986	(a)	2,766
Non-controlling interests	(2,663)	—	(4,759)	(a)	(7,422)

Loss for the year	(21,170)	(9,713)	26,227		(4,656)

Earnings/(loss) per share attributable to owners of the company
Basic (note 6)	(0.11)				0.01
Diluted (note 6)	(0.11)				0.01

Weighted average shares outstanding (thousands) (note 6)	171,961				188,617

The accompanying notes are an integral part of these pro forma consolidated financial statements.

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

1                      Basis of presentation

The unaudited pro forma consolidated balance sheet of Hudbay Minerals Inc. (the “Company” or “Hudbay”) as at September 30, 2013 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2013 and for the year ended December 31, 2012 have been derived by management based on financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), for illustrative purposes only, after giving effect to the acquisition of 51% of the share capital of Augusta Resource Corporation (“Augusta”) including common shares the Company owned prior to the Take-over Bid Circular, by the Company (note 3). Adjustments applied are directly attributable to the transaction, factually supportable, and expected to have a continuing impact. Terms not otherwise defined herein have the meanings given thereto in the Take-over Bid Circular of the Company or Augusta dated February 10, 2014.

These unaudited pro forma consolidated financial statements have been compiled as follows:

a)                  an unaudited pro forma consolidated balance sheet giving effect to the transaction described in note 3, as if the transaction occurred on September 30, 2013 combining:

•                      the unaudited condensed consolidated interim balance sheet of the Company as at September 30, 2013; and

•                      the unaudited condensed consolidated interim statement of financial position of Augusta as at September 30, 2013.

b)                  an unaudited pro forma consolidated income statement for the nine months ended September 30, 2013, which assumes the transaction occurred as of January 1, 2012, combining:

•                      the unaudited condensed consolidated interim income statement of the Company for the nine months ended September 30, 2013; and,

•                      the unaudited condensed consolidated interim statement of comprehensive loss of Augusta for the nine months ended September 30, 2013.

c)                   an unaudited pro forma consolidated income statement for the year ended December 31, 2012, which assumes the transaction occurred as of January 1, 2012, combining:

•                      the audited consolidated income statement of the Company for the year ended December 31, 2012; and

•                      the audited consolidated statement of comprehensive profit (loss) of Augusta for the year ended December 31, 2012.

It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in notes 3 and 4 in accordance with IFRS, applied on a basis consistent with the Company’s accounting policies. The

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

unaudited pro forma consolidated financial information is not necessarily indicative of the results of operations that might be obtained in the future.

The unaudited pro forma consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of the Company and Augusta.

Augusta’s financial statements are presented in United States dollars. For the purposes of these unaudited pro forma consolidated financial statements, line items have been translated into Canadian dollars at the following rates:

•                       September 30, 2013 balance sheet at the exchange rate of $1.0303;

•                       December 31, 2012 income statement at the average rate for the year of $0.9994; and

•                       September 30, 2013 income statement at the average rate for the period of $1.0236.

All foreign exchange rates have been obtained from the Bank of Canada website. Unless where otherwise noted, these unaudited pro forma consolidated financial statements and their accompanying notes are presented in Canadian dollars.

Prior to the transaction described in Note 3, the Company owned 23,058,585 shares of Augusta which were recorded on the unaudited condensed interim balance sheet of the Company at September 30, 2013 at a fair value of $48,192 (cost of $69,058).

The allocation of the preliminary purchase price to reflect the fair values of the assets acquired and liabilities assumed is based on management’s estimate of such assets and liabilities and, accordingly, the adjustments that have been included in the pro forma consolidated balance sheet may be subject to change. For purposes of these pro forma financial statements, the excess of the purchase price over the estimated fair value of the net assets acquired has been allocated to property, plant and equipment. The final purchase price allocations may differ materially from the allocations included herein.

2                      Summary of significant accounting policies

These unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies, as set out in the audited consolidated financial statements of the Company as at December 31, 2012. Management has determined, based on their initial assessment, that certain adjustments are necessary to conform Augusta’s audited consolidated financial statements to the accounting policies used by the Company in the preparation of its audited consolidated financial statements:

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

a)                  Stock based compensation — Augusta capitalizes stock based compensation related to personnel that service their development project to development costs. Hudbay expenses similar charges to various income statement accounts. The amount of the cumulative impact is unknown at the current time.

b)                  Deposits and prepayments on long-lead equipment - Augusta presents this as a separate financial statement line item. Hudbay groups these assets within prepaid expenses. An amount of $12,000 has been reclassified to conform to Hudbay policies.

3                      The transaction

Proposed transaction

These proforma financial statements have been prepared on the basis consistent with the terms of the Take-over Bid Circular, but under the assumption that Hudbay acquires 51% of the issued and outstanding common shares of Augusta, including any Augusta Shares held directly or indirectly by Hudbay and its affiliates prior to the Take-over Bid Circular, and any Augusta Shares that may become issued and outstanding after the date hereof but before the expiry time upon the exercise, exchange or conversion of any convertible securities, together with the associated rights issued under the Shareholder Rights Plan.

The transaction will be accounted for as a business combination with Hudbay identified as the acquirer. A summary of the allocation of the preliminary purchase price to the acquired assets and liabilities assumed is as follows:

$

Preliminary purchase price
Hudbay share consideration (note 4(a(ii)))	156,571
Fair value of Augusta options settled in cash (note 4(f))	5,814
Fair value of Augusta warrants exchanged for Hudbay warrants (note 4(i))	642
Fair value of Augusta shares previously held by Hudbay (note 4(g))	68,276

Total consideration	231,303

The preliminary purchase price has been allocated to the following net assets based on their estimated fair values as of September 30, 2013:

		Pro forma presentation
	$	$

Assets acquired and liabilities assumed
Cash and cash equivalents (Note 4(f))		6,248

Accounts receivable	7,241
Due from related parties	125
Trade and other receivables		7,366

Current portion of other assets	773

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

		Pro forma presentation
	$	$

Prepaids and other	3,312
Prepaid expenses and other current assets		4,085

Short-term investments	154
Other financial assets-current		154

Deposits on long-lead equipment	12,025
Prepaid expenses		12,025

Restricted funds	394
Other assets	1,028
Other financial assets		1,422

Other assets	1,459
Intangible assets-computer software		1,459
Development costs	182,057
Property, plant, and equipment	89,263
Mineral properties	25,337
Property, plant and equipment		296,657

Current liabilities		(102,342)
Long-term liabilities		(3,343)
Deferred tax liabilities		(155,522)
Unallocated purchase price (note 1)		385,327
Total net assets		453,536
Less: Non-controlling interest		(222,233)

Total net assets acquired		231,303

The final purchase price and the fair value of the net assets of Augusta to be acquired will ultimately be determined after the closing of the transaction. Therefore, it is likely that the purchase price, including share consideration, and the fair values of assets acquired and liabilities assumed will vary from those shown above. These differences may be material.

4                      Pro forma assumptions and adjustments

The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the acquisition of 51% of the issued and outstanding common shares of Augusta as described in note 3 as if the transactions had occurred on January 1, 2012 for statement of income items and September 30, 2013 for balance sheet items.  Assumptions relating to the share price of Hudbay or Augusta have used the date of February 7, 2014 which represents the last trading day before February 10, 2014.

a)	i)	An adjustment to eliminate the historical equity accounts of Augusta.

	ii)	An adjustment to reflect the issuance of 16,656,488 Hudbay shares in exchange for 52,877,740 common shares of Augusta representing a share exchange ratio of 0.315 Hudbay shares to 1 Augusta

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

share. The closing price of Augusta shares on February 7, 2014 was $2.51. Future movements in share prices may impact the share numbers disclosed within.

iii)	An adjustment to reflect the 49% non-controlling interest component of the proforma adjustments.

b)                  An adjustment to reflect the transaction costs related to the transaction, including $7,000 of change of control payments and $13,000 in professional fees.

c)                   For purposes of pro forma presentation, no adjustment has been made to settle or convert the existing debt on Augusta’s statement of financial position on the assumption that this debt is out-of the money as at February 7, 2014.

On December 16, 2013, Augusta announced that it has closed an additional loan facility for US$26.6 million (the “Expanded Loan”) and has drawn down the first tranche of US$3.5 million. In connection with the Expanded Loan, Augusta paid an arrangement fee of US$1.12 million and issued a total of 3.3 million common share purchase warrants (“Warrants”) to the lender with an exercise price of US$2.12 per share, subject to amendment if certain conditions are not met.  The Warrants expire on December 12, 2016.  This disclosure is provided for informational purposes only.  No adjustment has been reflected in the pro forma consolidated financial statements related to this event.  The potential impact on the share consideration of the exercise of these warrants is estimated to be an increase of $4,983 and the issuance of an additional 530,145 Hudbay common shares.

d)                  An adjustment to reflect the fair value of the property, plant, and equipment acquired, in excess of the book value and the resulting deferred tax liability, assuming an income tax rate of 39.6%. The applicable tax rate is based on the tax jurisdiction of the asset where it will be recovered through use.

e)                   On September 4, 2013, Augusta closed the first tranche for $2,000 of a previously announced financing for a total of $10,000 in convertible unsecured notes. The second tranche of $1,500 closed on September 19, 2013. Subsequent to September 30, 2013 Augusta issued notes for the remaining $6,500.

This disclosure is provided for informational purposes only.  No adjustment has been reflected in the pro forma consolidated financial statements for the subsequent event.

f)                    An adjustment to reflect the cash paid for the fair value of stock options issued by Augusta of $5,814, outstanding as at February 7, 2014 which are estimated to be out of-the-money. The options have been valued using a Black-Scholes model, using the share price of Augusta as at February 7, 2014, and the following assumptions: exercise prices ($2.79 to $4.35), life of options (3.42 to 3.78 years), interest rates (1.13%) and volatility rates (90.8% to 92.2%).

All other options that are estimated to be in-the-money as February 7, 2014, are assumed to be converted into common shares of Augusta, with the corresponding exercise price received as proceeds of $5,476.

g)                   An adjustment to re-measure the fair value of the Company’s existing investment in Augusta held prior to acquisition of control. This investment is designated as an available-for-sale investment by Hudbay,

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

carried at fair value and all fair value changes are recognized in other comprehensive income (OCI), except for other than temporary decline in values recognized in the statement of comprehensive loss.

h)                  An adjustment to eliminate the Company’s existing investment in Augusta as at September 30, 2013 and an adjustment to eliminate the related accumulated fair value gains (losses) in reserves. Correspondingly, recognized fair value changes in the statement of income are eliminated of $nil and $26,617 for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

i)                      An adjustment to reflect the warrants issued by Hudbay in exchange for the warrants issued by Augusta, outstanding as at February 7, 2014.  For purposes of pro forma presentation, the warrants issued by Augusta are assumed to be out-of-the money and therefore not exercised. Based on the exchange share ratio of Hudbay shares for Augusta shares (note 4(a)) of 0.315 to 1, respectively, 564,386 warrants were issued on February 7, 2014. The warrants have been valued using a Black-Scholes model using the following assumptions: exercise price of $12.22, interest rates of 0.78% to 1.13%, life of warrants of 1.47 to 2.47 years and volatility rates of 40.4% to 40.7%.

An adjustment was also made to eliminate losses arising in the year ended December 31, 2012 from re-measurement of warrants issued by Augusta recognized in its statement of comprehensive income of $390.

j)                     All unvested restricted shares and restricted share units (RSU) of Augusta are assumed to vest immediately on February 10, 2014.  An adjustment is made for the issuance of the common shares of $3,376.

5                      Pro forma share capital

	September 30, 2013		December 31, 2012
	Number of shares		Number of shares
	(000s)		$(000s)	$
Hudbay’s common shares outstanding	172,078	1,021,088	171,984	1,020,458
Hudbay’s common shares issued under the proposed transaction (note 4(a))	16,656	156,571	16,656	156,571

Pro forma share capital	188,734	1,177,659	188,640	1,177,029

Hudbay Minerals Inc.

Notes to Pro Forma Consolidated Financial Statements

(Unaudited)  September 30, 2013

(expressed in thousands of Canadian dollars)

6                      Pro forma earnings/(loss) per share

For the purposes of the unaudited pro forma consolidated financial statements, the earnings/(loss) per share has been calculated using the weighted average number of shares which would have been outstanding as at the period end, after giving effect to the transaction described in notes 3 and 4 as if it had occurred on January 1, 2012.

	September 30, 2013	December 31, 2012
	$	$

Actual weighted average number of Hudbay shares outstanding (thousands)	172,038	171,961
Assumed number of Hudbay shares issued to Augusta shareholders (note 4(a)) (thousands)	16,656	16,656

Pro forma weighted average number of Hudbay shares outstanding — Basic (thousands)	188,694	188,617
Actual number of Hudbay dilutive securities (thousands)	219	275
Pro forma weighted average number of Hudbay shares outstanding — Diluted (thousands)	188,913	188,892

Pro forma profit/(loss) attributable to owners of the Company	(48,824)	2,766
Pro forma earnings/(loss) per share - basic	(0.26)	0.01
Pro forma earnings/(loss) per share - diluted	(0.26)	0.01

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(xxix)          Notice of Variation and Extension dated March 31, 2014.*

(a)(1)(xxx)             Press release dated March 31, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 31, 2014).**

*                 Filed herewith.

**          Incorporated by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

By:	/s/Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and Corporate Secretary

Dated:  March 31, 2014

EXHIBIT INDEX

(a)(1)(i)                               Offer and Circular dated February 10, 2014.**

(a)(1)(ii)                            Form of Letter of Transmittal.**

(a)(1)(iii)                         Form of Notice of Guaranteed Delivery.**

(a)(1)(iv)                        Press release dated February 9, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(v)                           Investor relations presentation regarding the Offer dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vi)                        Investor relations presentation regarding Constancia Project (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(vii)                     Early warning report under National Instrument 62-103 related to the Offer (incorporated by reference to Hudbay’s Form 6-K filed February 10, 2014).**

(a)(1)(viii)                  Conference call transcript dated February 10, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 10, 2014).**

(a)(1)(ix)                        Newspaper advertisement dated February 11, 2014.**

(a)(1)(x)                           Annual Information Form of HudBay Minerals Inc. for the year ended December 31, 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 40-F (Commission File No. 001-34244) filed with the Commission on March 28, 2013 (the “Form 40-F”)).**

(a)(1)(xi)                        Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2012 and 2011 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(xii)                     Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2012 and 2011 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(xiii)                  Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013, together with the Notes thereto (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xiv)                 Management’s Discussion and Analysis for the Unaudited Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on November 12, 2013).**

(a)(1)(xv)                    Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated April 5, 2013 in respect of the Annual and Special Meeting of Shareholders held on May 10, 2013 (incorporated by reference to Exhibit 99.2 to Hudbay’s Form 6-K (Commission File No. 001-34244), furnished to the Commission on April 10, 2013)**

(a)(1)(xvi)                 Material Change Report dated February 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 14, 2014).**

(a)(1)(xvii)              The press release of HudBay Minerals Inc., dated February 19, 2014, in respect of the announcement of Hudbay’s fourth quarter 2013 financial results (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 19, 2014).**

(a)(1)(xviii)           Annual Audited Consolidated Financial Statements of HudBay Minerals Inc. for the years ended December 31, 2013 and 2012 and notes and the auditor’s report in respect thereof, together with the credit supporter disclosure filed concurrently therewith (incorporated by reference to Exhibits 99.2 and 99.5 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xix)                 Management’s Discussion and Analysis of HudBay Minerals Inc. for the financial years ended December 31, 2013 and 2012 (incorporated by reference to Exhibit 99.1 to Hudbay’s Form 6-K filed February 20, 2014).**

(a)(1)(xx)                    Investor relations presentation regarding Hudbay’s fourth quarter 2013 financial results dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxi)     Conference call transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxii)    Interview transcript dated February 20, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 20, 2014).**

(a)(1)(xxiii)           Investor relations presentation dated February 2014 from the BMO Capital Markets 23rd Global Metals & Mining Conference (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 24, 2014).**

(a)(1)(xxiv)          Press release dated February 27, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on February 27, 2014).**

(a)(1)(xxv)             Interview transcript dated March 4, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 5, 2014).**

(a)(1)(xxvi)          Notice of Extension and Variation, dated March 14, 2014.**

(a)(1)(xxvii)       Press release dated March 14, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 14, 2014).**

(a)(1)(xxviii)    Material change report dated March 21, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 21, 2014).**

(a)(1)(xxix)          Notice of Variation and Extension dated March 31, 2014.*

(a)(1)(xxx)             Press release dated March 31, 2014 (incorporated by reference to Hudbay’s filing pursuant to Rule 425 on March 31, 2014).**

*                 Filed herewith.

**          Incorporated by reference.